(212) 701-3000
April 20, 2009
VIA IDEA TRANSMISSION
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPC Holdings, Ltd.
Preliminary Proxy Statement on Schedule 14A filed April 9, 2009
Filed by Validus Holdings, Ltd. and Validus Ltd.
File No. 0-27662
Form 425/Press Release Issued by Validus Holdings, Ltd.
Filed April 9, 2009
File No. 0-27662
Dear Mr. Duchovny:
          On behalf of Validus Holdings, Ltd. (the “Company”) and Validus Ltd., we hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated April 16, 2009 (the “Comment Letter”). Additionally, the Company and Validus Ltd. file herewith, via IDEA, Amendment No. 1 to their Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), originally filed with the Commission on April 9, 2009. This amendment reflects the Company’s responses to the comments of the Staff as set forth in the Comment Letter. In addition, on April 16, 2009, Validus sent a request pursuant to Rule 14a-7 under the Securities Exchange Act of 1934 to IPC Holdings, Ltd. (“IPC”) in connection with the eventual mailing of the Proxy Statement.
          Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response. Except where noted otherwise, the Company’s responses are also those of Validus Ltd.
          We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.
General
     1. Please confirm that you will post your proxy materials on a specified, publicly accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.
     Response: The Company confirms that it will post its proxy materials on a specified, publicly accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. The Company has revised the disclosure at page 5 in response to the Staff’s comment.
Cover Page
     2. We note the following sentence on pages 1 and 2 of the proxy statement “As of March 31, 2009 ... the Validus Offer had a value of $29.98 per Share, or approximately $1.68 billion in the aggregate, which represented an 18% premium to the value of the Proposed Max Amalgamation as of such date, and a 24% premium over $24.26, which was the average closing price of the Shares between March 2, 2009, the day the Company and Max announced the Proposed Max Amalgamation, and March 30, 2009, the last trading day before we announced the Validus Offer.” Please supplementally provide the formulas used to calculate these percentages and dollar amounts.
     Response: The Company is supplementally providing supporting calculations with this letter.
     3. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide support for or delete the following statements:

•	“In any case, we believe that the Company’s Board, in evaluating any strategic transaction of this type, has an obligation to consider available alternative transactions beforehand, communicate these alternatives clearly to the Company’s shareholders and act to maximize value for its own shareholders, whether on a long-term or short-term basis, and has failed to do so in this case.” (Page 2)
     Response: As explained later in response to comment 7, Bermuda counsel has advised that the fiduciary duties of the directors of a Bermuda company, such as IPC, require directors evaluating a strategic transaction to consider available alternatives open to the company and, in the event of rival bids for a company, prohibit directors from exercising their fiduciary powers in a way which would prevent or inhibit shareholders from choosing to take the better price. The Company believes that the IPC board has failed to consider these alternatives based on the lack of disclosure regarding such considerations in IPC’s Registration Statement on Form S-4 (the “Form S-4”) filed with the Commission on March 27, 2009 by IPC, and Amendment No. 1 to the Form S-4 (the “Amendment” and, together with the Form S-4, the “IPC Registration Statement”) filed with the Commission on April 13, 2009 relating, among other things, to a proposed amalgamation of IPC and Max Capital Group Ltd. (“Max”). Item 6 of Form S-4 requires disclosure of material information concerning the negotiation of the transaction between Max and IPC and Item 4(a)(2) of Form S-4 requires disclosure of the reasons of IPC and Max for engaging in the transaction and, concomitantly and as importantly, the reasons of IPC for not considering alternatives to the transaction with Max. The Company believes that the disclosure in the IPC Registration Statement under the captions “Background of the Amalgamation,” “Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation” and “Reasons Why Max’s Board of Directors Recommends Approval of the Amalgamation” does not provide sufficient disclosure regarding the negotiation and consideration of alternatives to constitute disclosure of all material information regarding a process in which the IPC board satisfied its fiduciary duties.
•	“The Company’s Board has apparently determined that the benefit, if any, to be received by you from a combination of your Company with Max will be based primarily on the speculative future performance of the combined entity and that you are not entitled to any upfront premium.” (Page 3)
     Response: The Company has revised the disclosure at page 3 to remove the statement in response to the Staff’s comment.
•	“The Validus Offer is evidence that a premium would have been, and is, available for the Company’s shareholders had the Company’s Board run a bona fide sale process.” (Page 4; emphasis added)
     Response: The Company has revised the disclosure at page 4 to remove the words “had the Company’s Board run a bona fide sale process” in response to the Staff’s comment.

     4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials
•	“The consideration to be paid to the company’s shareholders by Max in the proposed Max Amalgamation is inadequate...” (Page 1)
     Response: The Company has revised the disclosure at pages 1 and 22 in response to the Staff’s comment.
•	“Based upon the expected roles to be played by the Company’s existing management in the combined company we believe that the Proposed Max Amalgamation looks much more like a sale of the Company...” (Page 2) In this respect, we note that the board of the combined company will be evenly split between current IPC and Max directors, that members of management, other than IPC’s CEO, will continue in their respective positions and that the current shareholders of IPC will hold 58% of the shares of the combined company.
     Response: The Company continues to believe that the Proposed Max Amalgamation looks more like a sale of IPC to Max than a merger of equals. The Company is supplementally providing supporting material with this letter. In particular, as disclosed at page 78 of the IPC Registration Statement, four of the six named senior officers of the combined entity are currently employees of Max, including those holding the key positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and General Counsel. Of the two named senior officers who are currently IPC employees, John Weale’s role changes from Chief Financial Officer of IPC to reporting in a subordinate position to the Chief Financial Officer of Max, which is a significant reduction in duties from the position of Chief Financial Officer, and Melanie Saunders will remain the corporate secretary.
•	“... the Company’s shareholders will assume an investment portfolio with large concentrations of risky assets, including alternative investments and non-agency asset-backed securities, and inadequate property and casualty and life and annuity reserves.” (Page 3)
     Response: The Company is supplementally providing supporting material with this letter.
•	“According to Max’s most recent Form 10-K ... its holdings of alternative investments and non-agency backed asset backed securities totaled 99% of its tangible equity ...” (Page 3)
     Response: The Company is supplementally providing supporting material with this letter.

•	“Also, according to the IPC/Max S-4, the Company will have to add $130 million to Max’s property and casualty and life annuity reserves, indicating prior under-reserving.” (Page 3)
     Response: The Company is supplementally providing supporting material with this letter.
•	“Based upon the trading prices of Max’s common shares, the Proposed Max Amalgamation had a value to the Company’s shareholders of $26.38 per share after market close on March 30, 2009.” (Page 4)
     Response: The Company is supplementally providing supporting material with this letter.
•	Each of the clauses in the second full paragraph on page 4.
     Response: The Company is supplementally providing supporting material with this letter.
•	“We believe that an amalgamation of Validus and IPC would represent a compelling combination and excellent strategic fit and create superior value for our respective shareholders.” (Page 5)
     Response: The Company believes that the excerpted statement from the Company’s March 31, 2009 letter is clearly characterized as a statement of belief that is supported by the information disclosed in the remainder of the letter.
•	Each of the financial measures and percentages included under the captions “Less Balance Sheet Risk,” and “Superior Long-Term Prospects” on page 6.
     Response: The Company is supplementally providing supporting material with this letter.
•	“We will be able to close an amalgamation with IPC more quickly than Max...” (Page 6)
     Response: The Company continues to believe that the complete statement excerpted above is accurate: “We will be able to close an amalgamation with IPC more quickly than Max because we will not require the approval of U.S. insurance regulators.” As also explained in response to comment 12, the Validus amalgamation with IPC will not require the approval of U.S. insurance regulators because neither IPC nor Validus operates a U.S.-regulated insurance business that would require any such approval. Max, however, does have such operations and will require such approvals and IPC will require such approvals to close its transaction with Max, as disclosed at page 94 of the IPC Registration Statement.
•	“The combination of Validus and IPC creates a larger stronger entity than a combination with Max and IPC which will benefit the Bermuda community.” (Page 6)

     Response: The Company is supplementally providing supporting material with this letter.
•	“Max has consistently stated its intention to reduce its commitment to IPC’s businesses. Therefore, a combination with Validus will be less disruptive to IPC’s client base.” (Page 6)
     Response: The Company is supplementally providing supporting material with this letter.
•	Each of the beliefs and financial measures stated in the sentence on page 8 that begins “We can only guess that the market assigns such a discount...” and the sentence following it.
     Response: The Company is supplementally providing supporting material with this letter.
•	“...IPC’s book value per share would decrease from $33.00 to $32.30, or 2.1% as a result of the combination with Max (this obviously implies the deal is accretive to Max at your expense).” (Page 9)
     Response: The Company is supplementally providing supporting material with this letter.
•	Each sentence in the paragraph numbered 3 on page 9.
     Response: The Company is supplementally providing supporting material with this letter.
•	“As we are both aware, the current reinsurance market is in the midst of a capacity shortage.” (Page 10)
     Response: The Company is supplementally providing supporting material with this letter.
•	“In fact, our combined financial strength and clout should only serve to make a combined Validus/IPC a ‘go-to’ player for reinsurance placements.” (Page 10)
     Response: The Company is supplementally providing supporting material with this letter.
•	“Max’s acquisition history, on the other hand, is that of acquiring subscale small businesses that significantly lag the leaders in their respective markets.” (Page 10)
     Response: The Company has revised the disclosure at page 14 to remove this statement in response to the Staff’s comment.
•	“We have successfully integrated large acquisitions in the past.” (Page 11)
     Response: The statement refers to the Talbot acquisition referenced under the paragraph numbered 9 on page 14.

•	Max’s asset leverage has been a significant liability given its risky investment strategy.” (Page 11)
     Response: The Company is supplementally providing supporting material with this letter. In addition, the supporting material provided with this letter in response to the 3rd and 4th bullet points, above, and the immediately following 21st bullet point of this comment 4 support this statement.
•	Max has experienced “abject underperformance [in its alternative investment portfolio] in other periods” (Page 11)
     Response: The Company is supplementally providing supporting material with this letter.
•	“However, if we were to follow the Max approach, we would note that there are a number of adjustments contemplated in the proposed IPC/Max Amalgamation Agreement, which would reduce the standalone value that Max delivers by $117.4 million.” (Page 13)
     Response: The Company is supplementally providing supporting material with this letter.
Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.
Reasons to Vote “Against” the Proposed Max Amalgamation, page 2
     5. We note that this filing refers security holders to information contained in the company’s joint proxy statement/prospectus including the registration statement on Form S-4 filed by the company on March 27, 2009. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.
     Response: The participants confirm that their intent is to rely upon Rule 14a-5(c) after IPC distributes the information to its shareholders.
     6. In numerous places throughout the filing you state that the Validus Offer will provide a “significant premium” to IPC shareholders. Given that your offer does not appear to have a collar on the value of the Validus shares, clarify throughout the proxy statement that the premium you refer to may be larger or smaller depending on changes to the market price of your shares.
     Response: The Company has revised the disclosure at pages 2 and 3 in response to the Staff’s comment.
     7. We note in the last sentence on page 2 that you state your belief as to what the IPC board should have done with respect to alternative transactions. Please provide us with the authority upon which you base your stated belief. Is it based on Bermuda law? To the extent necessary, please refer us to case law. Alternatively, revise your disclosure to clarify or delete your statement.
     Response: As explained earlier in response to the first bullet point of comment 3, Bermuda counsel has advised that the fiduciary duties of the directors of a Bermuda company, such as IPC, require directors evaluating a strategic transaction to consider available alternatives open to the company and, in the event of rival bids for a company, prohibit directors from exercising their fiduciary powers in a way which would prevent or inhibit shareholders from choosing to take the better price. In this regard, the Company is supplementally providing with this letter an overview of Bermuda law as to the fiduciary duties of directors.
     8. Please revise your disclosure to explain the significance of the last sentence in the first (partial) paragraph on page 3.
     Response: The Company has revised the disclosure at page 3 in response to the Staff’s comment.
     9. Please provide supplementally a copy of Validus’ investment policy which “specifically precludes it from making investments in” alternative investments and non-agency asset-backed securities, referred to on page 3.
     Response: A copy of the investment policy is being supplementally provided with this letter.
     10. Please define the term “combined ratio” where first used on page 3 and its relevance to investors in the context used.
     Response: The Company has revised the disclosure at page 3 in response to the Staff’s comment.
     11. We refer to your statement on page 4 that, “If the Proposed Max Amalgamation is rejected, the Company’s Board will be encouraged to revisit its duty to find the best alternative for shareholders and can enter into discussions with Validus or other potential counterparties as it sees fit.” As you have no way to assure the future behavior of the company’s board, please revise this statement to indicate that Validus “hopes” that the company will revisit discussions with itself and third parties.
     Response: The Company has revised the disclosure at page 4 in response to the Staff’s comment.
     Background of the Solicitation, page 4
     12. With respect to your disclosure that you will be able to close an amalgamation with IPC more quickly than Max because you will not require the approval of U.S. insurance regulators, please explain why you will not need such approvals.
     Response: Validus will not require the approval of U.S. insurance regulators because neither IPC nor Validus operates a U.S.-regulated insurance business that would require any such approval. Max, however, does have such operations and IPC will require such approvals to close its transaction with Max, as disclosed at page 94 of the IPC Registration Statement.
     13. Please supplementally provide us a copy of the markup of the Validus amalgamation agreement against the Max Plan of Amalgamation, referred to on page 6
     Response: A copy of the markup is being supplementally provided with this letter.
     14. Refer to the disclosure in page 6 captioned “Substantially the Same Contractual Terms and Conditions.” Please identify in an appropriate location of the proxy statement the terms that are different between your proposed amalgamation agreement and the agreement entered into by IPC and Max.
     Response: The Company has expanded the disclosure beginning at page 37 in response to the Staff’s comment.
     15. We note that you merely indicate that some letters delivered by Max to IPC were filed with the SEC. Given that you have included your correspondence that directly addresses the contents of the Max correspondence, please revise your disclosure to include the full text of all Max correspondence and/or press releases to which you make reference. Also, confirm whether you have included all other materials to make this background section complete (i.e., have you described all Validus, IPC and Max published statements?).
     Response: The Company has revised the disclosure at page 8 in response to the Staff’s comment. The Company hereby confirms that the disclosure describes all published statements by Validus and, to its knowledge, all published statements by IPC and Max as of the date of this letter.

     16. Please provide support for your statement that Max currently makes claims as to the timing of the amalgamation different than those it made prior to the Validus Proposal. See the last paragraph of page 9 of your proxy statement.
     Response: These different claims include differences between (i) the disclosure in IPC’s Form S-4 filed with the Commission on March 27, 2009 by IPC, prior to the March 31, 2009 Validus Proposal, and (ii) the disclosure in IPC’s Amendment filed with the Commission on April 13, 2009. For example, on page iii of the Amendment, the disclosure states “The parties expect to complete the amalgamation in the second quarter of 2009.” The corresponding statement in the earlier Form S-4 states “The parties expect to complete the amalgamation in the second or third quarter of 2009.” Similar new disclosure was added in the new risk factor regarding the Validus Proposal on page 26 of the Amendment and in the new discussion of reasons for not pursuing the Validus Proposal on pages 47 and 48 of the Amendment. No support is provided for this change to the expected transaction closing date.
     17. With respect to the end of the same paragraph as referenced above, explain how the Amalgamation Agreement “cedes to Max the power to delay the closing of a Validus/IPC combination.”
     Response: The Company has revised the disclosure at page 13 in response to the Staff’s comment. The Company believes that this statement is adequately supported by provisions of the Max Amalgamation Agreement that provide that IPC has no right to terminate the Max Amalgamation Agreement until after the shareholder vote at the Annual General Meeting, even if the IPC Board changes its recommendation and recommends a vote “FOR” the Validus Offer, as defined in the Proxy Statement.
     18. Please provide support for your assertion that the Amalgamation Agreement contains an “extraordinarily restrictive prohibition” which prevents IPC from talking to Validus about the Validus proposal.
     Response: The provision upon which the assertion is based is contained in Section 5.5 of the Max Amalgamation Agreement, which prevents IPC from discussing potential alternative transactions with or sharing information with third parties (commonly referred to as a “no-talk” provision) even if the IPC board’s fiduciary duties under applicable law require such discussions.
     19. Please provide support for your disclosure on page 10 that Max “has publicly stated its intention to significantly reduce IPC’s core reinsurance activities.”
     Response: The statement is supported by the following excerpt from page 5 of the IPC — Max March 2, 2009 conference call transcript, a copy of which IPC filed with the Commission on that date. A supplemental copy more clearly identifying the answering person is being also being provided with this letter in response to the 12th bullet point of comment 4.

     <Q — Joshua Shanker>: If we take the combined entities of IPC and Max and aggregate all the property catastrophe premiums that both companies write, how much less property catastrophe premium will the two combined entities write?
     <A — W. Marston Becker>: We would guess that over the next year, it will be somewhere between [$]70 and $90 million of aggregate reduction in premium, which will bring the PML’s aggregates within the range of Max’s targets.
     20. Please explain what you mean when you disclose on page 10 that you “encourage the Board of IPC to focus its attention on what the rating agencies actually say, rather than Max’s speculations.”
     Response: The Company advises that this is intended to emphasize that the Company believes the statement being referred to, in the April 2, 2009 Max letter to the IPC board, is based upon speculation by Max, since, to the Company’s knowledge, the rating agencies have not made a determination in this regard.
     21. We note a statement made by Edward J. Noonan originally contained in a letter dated April 8, 2009 sent to the chairman of the company’s board of directors and reproduced on page 17 in which he stated the following: “If, as we expect, IPC’s shareholder vote down the Max takeover...” We believe this statement may be construed as misleading to investors under Rule 14a-9. Note (d) to Rule 14a-9 states that claims made prior to a meeting regarding the results of a meeting may be considered misleading within the meaning of the rule. Please avoid making statements that could be considered misleading to investors.
     Response: The Company has revised the disclosure at page 20 in response to the Staff’s comment. The Company is mindful of the application of Rule 14a-9 to its statements regarding this subject matter.
     22. We note the following statement on page 17: “If successful, we will permit IPC to pay the amount by which the penalty is reduced as a dividend to IPC shareholders-..” It is unclear whether you are referring to success in the litigation you plan to commence regarding the termination fee or success in consummating an amalgamation between Validus and IPC. Please clarify.
     Response: The Company has revised the disclosure at page 20 in response to the Staff’s comment. The Company advises that the reference to “success” in this sentence relates to Validus’ success in pursuing the litigation strategy referenced in the immediately prior sentence, followed by a successful consummation of the Validus Offer.
Certain Information Concerning Validus and Validus. Ltd., page 19
     23. Please clarify that the number of company shares owned and percentage ownership held by Validus disclosed on page 20 is provided as of the proposed mailing date and indicate whether Validus is entitled to express consent as to all of the shares owned. To the extent the shares beneficially owned and the number of shares entitled to express consent vary, provide appropriate disclosure.
     Response: The Company has revised the disclosure at page 23 in response to the Staff’s comment. The Company confirms that the number of company shares owned and percentage ownership held by a direct wholly-owned subsidiary of Validus in this section is provided as of the proposed mailing date, which is currently planned to coincide with the filing date of the definitive proxy statement. The Company also confirms that Validus is entitled to express consent as to all of the shares owned.
     24. We note your direction to security holders to refer to the separate proxy statement to find your pro forma financial statements. We believe that given your focus on the benefits of your proposal as compared with the proposed IPC-Max amalgamation, the pro forma financial information required by Item 14 of Schedule 14A must be included in this proxy statement to allow IPC security holders to make an informed voting decision on the IPC-Max amalgamation. See Note A to Schedule 14A.
     Response: The Company has revised the disclosure at pages 24-35 in response to the Staff’s comment.
The Proposed Validus Amalgamation, page 20/Forward Looking Statements, page 24
     25. Please tell us what consideration you gave to including relevant risk factors contained in your Form 10-K for the year ended December 31, 2008 in the proxy statement itself rather than simply including references to the Form 10-K, as on pages 20 and 24.
     Response: The Company considered including the information directly and determined that reproducing those portions of the Company’s Form 10-K, by themselves, in the proxy statement was not required by Schedule 14A and would not improve the quality of disclosure to shareholders. However, because the information in the Company’s Form 10-K may be material to shareholders, the Company has included these references to the Form 10-K, and has in particular asked shareholders to consider the Risk Factors disclosure in that document.
Voting Procedures, page 22
     26. Please provide the information relating to voting procedures required by Item 21 of Schedule 14A.
     Response: The Company has revised the disclosure at page 39 in response to the Staff’s comment.

Solicitation of Proxies, page 24
     27. We note that proxies may be solicited by “mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person.” We remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio. All such materials should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A. Please confirm your understanding.
     Response: The Company is mindful of the application of Rule 14a-12 and the other provisions of Regulation 14A under the Securities Exchange Act of 1934 regarding this subject matter.
Other Information, page 25
     28. We note your statements on page 25 that Validus does not take any “responsibility for the accuracy or completeness of” certain information contained or referred to in the filing. Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in the proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer language in all places in which it appears.
     Response: The Company has revised the disclosure at page 42 in response to the Staff’s comment.
Schedule I, page I-1
     29. Please clearly state which directors, executive officers and employees are “participants” in the proxy solicitation.
     Response: The Company has revised the disclosure at page I-1 and I-4 in response to the Staff’s comment. The Company confirms that all the persons named in Schedule I are participants.
Press Release Issued by Validus Holdings, Ltd on April 9, 2009
     30. We note the following statement in a press release issued by you on April 9, 2009: “Validus and its directors, executive officers and other employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction.” Rather than stating that the listed parties “may” be deemed participants, please definitively determine whether or not these parties are participants in the solicitation and affirmatively so state in all future soliciting materials.

     Response: The Company has revised the disclosure at page I-1 and I-4 in response to the Staff’s comment. The Company confirms that, to the extent a definitive determination is possible, it will affirmatively identify participants in all future soliciting materials.
* * * * *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               We are separately providing a letter from each participant with corresponding acknowledgments.
               Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439 or John Schuster at (212) 701-3323.

Very truly yours,

/s/ Helene Banks

Helene Banks

cc:	C. Jerome Dill (Validus Holdings, Ltd.)
Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)
John Schuster (Cahill Gordon & Reindel llp)